CUSIP No. 87651B-10-4             SCHEDULE 13G                <Page 1 of 7>


                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                          SCHEDULE 13G
                         (Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(b)

                   Taser International, Inc.
                   -------------------------
                        (Name of Issuer)

                Common Stock, $.00001 par value
                -------------------------------
                 (Title of Class of Securities)

                          87651B-10-4
                          -----------
                         (CUSIP Number)

                        October 22, 2002
                        ----------------
    (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]          Rule 13d-1(b)

[X]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87651B-10-4             SCHEDULE 13G                <Page 2 of 7>

  1     Name of Reporting Person                     SONZ PARTNERS, L.P.

        IRS Identification No. of Above Person                22-2750463

  2     Check the Appropriate Box if a member of a Group         (a) [ ]

                                                                 (b) [ ]
  3     SEC USE ONLY

  4     Citizenship or Place of Organization                  California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                      228,000
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                 228,000

 9    Aggregate Amount Beneficially Owned by Each                228,000
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              8.13%

 12   Type of Reporting Person                                        PN


CUSIP No. 87651B-10-4             SCHEDULE 13G                <Page 3 of 7>

  1     Name of Reporting Person                   PAUL D. SONZ PARTNERS

        IRS Identification No. of Above Person                68-0189607

  2     Check the Appropriate Box if a member of a Group         (a) [ ]

                                                                 (b) [ ]
  3     SEC USE ONLY

  4     Citizenship or Place of Organization                  California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                      228,000
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                 228,000

 9    Aggregate Amount Beneficially Owned by Each                228,000
      Reporting Person
 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares
 11   Percent of Class Represented by Amount in Row 9              8.13%

 12   Type of Reporting Person                                        IA

CUSIP No. 87651B-10-4             SCHEDULE 13G                <Page 4 of 7>

  1     Name of Reporting Person                             PAUL D. SONZ

        IRS Identification No. of
        Above Person

  2     Check the Appropriate Box if a member of                (a)  [ ]
        a Group
                                                                (b)  [ ]
  3     SEC USE ONLY

  4     Citizenship or Place of Organization               United States

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                      228,000
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                 228,000

 9    Aggregate Amount Beneficially Owned by Each                228,000
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount                       8.13%
      in Row 9

 12   Type of Reporting                                               IN
      Person


 CUSIP No. 87651B-10-4             SCHEDULE 13G                <Page 5 of 7>

Item 1(a).  Name of Issuer:

          Taser International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          7860 East McLain Drive, Suite 2, Scottsdale, AZ  85260.

Item 2(a).  Names of Persons Filing:

          Sonz Partners, L.P., Paul D. Sonz Partners and Paul D.
          Sonz.

Item 2(b).  Address of Principal Business Office or, if none,
Residence:

          The business address of each reporting person is 1001
Second Street, Suite 255, Napa, CA  94559.

Item 2(c).  Citizenship:

          Reference is made to Item 4 of the cover pages of this
Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

          Common Stock, $.00001 par value

Item 2(e).  CUSIP Number:

          87651B-10-4

Item 3. Type of Reporting Person.

          Not applicable.

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          Paul D. Sonz and Paul D. Sonz Partners are filing this
Schedule 13G because, as General Partner and Managing General Partner, respectively, of the investment partnership by which the securities reflected on Items 5-9 and 11 of each of the cover pages of this Schedule 13G (the "Securities") are held, Paul D. Sonz and Paul D. Sonz Partners have been granted the authority to dispose of and vote such Securities. The investment partnership has the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and/or shareholders of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be

 CUSIP No. 87651B-10-4             SCHEDULE 13G                <Page 6 of 7>

deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person.

          Paul D. Sonz and Paul D. Sonz Partners are filing this Schedule
13G because, as General Partner and Managing General Partner, respectively, of the investment partnership by which the securities reflected on Items 5-9 and 11 of each of the cover pages of this Schedule 13G (the "Securities") are held, Paul D. Sonz and Paul D. Sonz Partners have been granted the authority to dispose of and vote such Securities. The investment partnership has the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the
Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.    Certifications.

          By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


 CUSIP No. 87651B-10-4             SCHEDULE 13G                <Page 7 of 7>

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 30, 2002      SONZ PARTNERS, L.P.,
                                 By: Paul D. Sonz Partners, its
                                 General Partner


                                 By:/s/Paul D. Sonz
                                    -----------------
                                    Paul D. Sonz

                                 Its: President


Dated:  October 30, 2002      PAUL D. SONZ PARTNERS


                                 By: /s/Paul D. Sonz
                                     -----------------
                                     Paul D. Sonz

				 Its:  President


Dated:  October 30, 2002


                                 /s/Paul D. Sonz
                                 -----------------
                                 PAUL D. SONZ